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March 25, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Russell Mancuso

    RE:
    Comment Letter dated March 20, 2009
    Tyco Electronics Ltd.
    Form S-4/A filed on March 12, 2009
    File No. 333-156927

Dear Mr. Mancuso:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in a letter to Tyco Electronics Ltd. ("Tyco Electronics" or the "Company") dated March 20, 2009 (the "Comment Letter"). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff's comments in boldfaced print below.

Form S-4 Facing Page

1.
We note your response to prior comment 1. Please confirm that after an entity governed by Swiss law is created in this transaction, that entity will file a post-effective amendment to this registration statement expressly adopting such statements as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect, and such amendment will become effective before securities governed by Swiss law are exchanged for securities governed by Bermuda law.

  We will file a post-effective amendment to this registration statement as a Swiss entity immediately after the Swiss Federal Commercial Register notifies us that the Swiss Continuation is effective. The post-effective amendment will contain a statement expressly adopting the registration statement by the Swiss entity, and will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect. (At present, we do not anticipate including any such additional information.) As discussed in our March 6, 2009 letter, there is no actual exchange of securities so the Company will become a Swiss entity and the securities will become governed by Swiss law simultaneously. We will request immediate effectiveness of the post-effective amendment so that it will become effective as close as practicable to the time the securities become governed by Swiss law.

What proposals are being presented at the Special General Meeting, page 2

2.
Regarding your response to prior comment 3:

•
Please tell us which changes you have concluded are immaterial.

•
Please clarify how each identified change, including any change that you believe "provides greater rights to shareholders," is required under Swiss law. Ensure that your disclosure makes clear how your only choice under Swiss law is to impose the change; if Swiss law permits—but does not require the change—please present each such change that is material as a separate proposal.

  We have amended the Proposed Swiss Articles to eliminate the requirement that a shareholder requesting the inclusion of an agenda item at a shareholders meeting furnish certain information that a shareholder would not be required to furnish now (e.g., as to derivative positions, hedging transactions and the like), and we have amended the comparison disclosure accordingly (see pages 83 and A-14) such that the only material differences between the Bermuda organizational documents and the Swiss organizational documents that are not necessary to account for differences between Bermuda law and Swiss law are being presented to shareholders separately in Proposals No. 12 and No. 13. We have included a statement to that effect in the introduction to the comparison on page 74. The only changes not necessary to account for differences between Bermuda law and Swiss law that we have concluded are immaterial are set forth in Attachment A.

Why do we want to change our place of incorporation, page 10

3.
Regarding your responses to prior comments 4 and 9:

•
Your revised disclosure appears to indicate that the current location of your operations and anticipated future growth of your business were the primary factors motivating your proposed change to your jurisdiction of incorporation and that legislative proposals and tax issues were secondary factors. It remains unclear why the location of operations and growth is affected by a company's jurisdiction of incorporation to such an extent that it would motivate a move of jurisdiction of incorporation. Please clarify. If you were primarily motivated to change your jurisdiction of incorporation by legislative and tax issues and the other issues you cite merely helped you determine which new jurisdiction to choose after you made the decision to change your jurisdiction of incorporation, please revise your disclosure to clarify.

  •
  We note the references to legislative proposals, initiatives and modifications to existing tax treaties "directed at companies incorporated in jurisdictions such as Bermuda." Please revise to clarify to what categories of countries or jurisdictions these matters relate. For example, do these countries or jurisdictions share similar attributes, such as location and regulatory structure? Also explain why you believe reincorporating in Switzerland permits you to avoid the impact of these matters. It is unclear from your disclosure why the proposals you mention do not treat Switzerland as a country "such as Bermuda."

  •
  It appears that this section refers to factors the board considered regarding where to move your place of incorporation. Please revise to clearly state when such reasons reached a level that they became motivating factors at this time.

  Please see the revised disclosure on pages 10-12 (which also appears on pages 19-20 and 33-34).

Proposal 3, page 44

4.
We note your response to prior comment 10. Please tell us why you cannot complete the blanks based on what the amounts would have been if the transaction had occurred on a recent date accompanied by disclosure that explains how and why the amounts may change.

  We have completed the blanks in Proposal No. 3 and have inserted disclosure in response to the Staff's comment in the introduction to Proposal No. 4.

Undertakings, page II-2

5.
We reissue prior comment 11 because it appears that you are continuing to omit required undertakings, such as the undertakings in Regulation S-K Item 512(a)(l)(i), (ii) and (iii), 512(a)(3) and 512(b). See also Section II.F of Release 33-6578 (April 23, 1985).

  In response to the Staff's comment, we have included the undertakings in Item 512(a)(1)(i), (ii) and (iii), 512(a)(3) and 512(b) of Regulation S-K in Amendment No. 2 to the Registration Statement.

*    *    *

        Please direct any questions concerning this letter to our counsel P.J. Himelfarb (by telephone at (202) 682-7197 or by facsimile at (202) 857-0940) or Ellen J. Odoner (by telephone at (212) 310-8438 or by facsimile at (212) 310-8007).

Very truly yours,
/s/ ROBERT A. SCOTT Robert A. Scott Executive Vice President and General Counsel Tyco Electronics Ltd.
cc:
Harold G. Barksdale, Tyco Electronics Ltd.
Patricia E. Knese, Tyco Electronics Ltd.
Ellen J. Odoner, Weil, Gotshal & Manges LLP
P.J. Himelfarb, Weil, Gotshal & Manges LLP

Attachment A

The only changes not necessary to account for differences between Bermuda law and Swiss law that we have concluded are immaterial are as follows:

Article/Bye-law	Practical Effect of Addition/Removal of Article/Bye-law
Provisions in Proposed Swiss Articles that are Different from the Current Bermuda Bye-laws
Article 5. Authorized capital
Permits the Board to issue new shares up to 50% of registered share capital during a two-year period without shareholder approval, and authorizes the Board to withdraw or limit preemptive rights in certain circumstances. Currently, the Board is not subject to any such limit and shareholders have no preemptive rights whatsoever.
Article 5. Conditional capital
Permits the Board to issue new securities such as options and warrants covering up to 50% of registered share capital for certain purposes and authorizes the Board of Directors to withdraw or limit advance subscription rights in certain circumstances. Currently, the Board is not subject to any such limit and shareholders have no advance subscription rights whatsoever.
Article 7. Share certificates	Removes the right of shareholders to request share certificates.
Article 30.3. Distribution of profits	Dividends that have not been collected will enure to the company after 5 years (compared with 6 years in the Bermuda Bye-laws).
Provisions in Current Bermuda Bye-laws that are Different from the Swiss Organizational Documents
Bye-law 32. Chairman of board meetings
The Proposed Organizational Regulations provide that Board meetings shall be chaired by the Chairman, or in his or her absence, the Deputy Chairman, or in his or her absence, the CEO, compared with the Bermuda Bye-laws, which provide that Board meetings shall be chaired by the Chairman, or in his or her absence, the Deputy Chairman, or in his or her absence, the President.
Bye-law 34. Special meetings of the board
The Company's Proposed Organizational Regulations provide that Board meetings shall be convened by the Secretary, Chairman or any director, compared with the Bermuda Bye-laws, which provide that Board meetings may be called by the Chairman, the CEO or upon the written application of 4 directors.
Bye-law 41. Committees	The Proposed Swiss Articles do not provide for appointment of alternates to serve on board committees.

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  Attachment A